SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
      PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Amendment No. )*


                          SILICA RESOURCES CORPORATION
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    82705B101
                                    ---------
                                 (CUSIP Number)


                                 March 27, 2008
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                  18,176,900
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                   2,000,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                  18,176,900
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  2,000,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                   20,176,900

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      19.8%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------


                                Page 2 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                          Pinetree Resource Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                      0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                   2,000,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                      0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  2,000,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    2,000,000

--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                       2.0%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       PN

--------------------------------------------------------------------------------


                                Page 3 of 8 pages

Item 1(a). Name of Issuer:

                          Silica Resources Corporation

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                              1110 Hamilton Street
                                    Suite 306
                           Vancouver, British Columbia
                                 Canada V6B 2S2

--------------------------------------------------------------------------------
Item 2(a). Name of Person(s) Filing:

                              Pinetree Capital Ltd.
                          Pinetree Resource Partnership

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Capital Ltd. ("Pinetree Capital") is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

The address of the principal business office of Pinetree Resource Partnership ("Pinetree Resource") is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree Capital is a corporation organized under the laws of Ontario, Canada.

Pinetree Resource is a partnership organized under the laws of Ontario, Canada.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                    Common Stock, par value $0.001 per share

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    82705B101

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a)  [_] Broker or dealer registered under section 15 of the Act.

          (b)  [_] Bank as defined in section 3(a)(6) of the Act.

          (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

          (d)  [_] Investment   company  registered  under  section  8  of  the
               Investment Company Act of 1940.

          (e)  [_] An   investment    adviser   in   accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


                                Page 4 of 8 pages

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------
Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Pinetree Capital beneficially owns an aggregate of 20,176,900 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock"), including 2,000,000 shares of Common Stock owned by Pinetree Resource.

          As of the date of this filing, Pinetree Resource beneficially owns an aggregate of 2,000,000 shares of Common Stock, including 1,000,000 shares of Common Stock issuable upon the exercise of warrants held by Pinetree Resource.

          Pinetree Capital directly owns over 90% and beneficially owns 100% of Pinetree Resource and therefore may be deemed to have beneficial ownership of the shares owned by Pinetree Resource.

     (b)  Percent of class:

          Represents approximately 19.8% of the Issuer's Common Stock, based on 100,800,000 issued and outstanding shares of Common Stock as of February 12, 2008.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:
               Pinetree Capital Ltd.:                   18,176,900 shares
               Pinetree Resource Partnership.:          0 shares

          (ii) Shared power to vote or to direct the vote:
               Pinetree Capital Ltd.:                   2,000,000
               Pinetree Resource Partnership.:          2,000,000

          (iii) Sole power to dispose or to direct the disposition of:
                Pinetree Capital Ltd.:                  18,176,900 shares
                Pinetree Resource Partnership.:         0 shares

          (iv) Shared power to dispose or to direct the disposition of:
               Pinetree Capital Ltd.:                   2,000,000
               Pinetree Resource Partnership.:          2,000,000

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                                Page 5 of 8 pages

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

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Item 7. Identification  and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

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Item 9. Notice of Dissolution of Group.

                                 Not Applicable

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Item 10.Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

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                                Page 6 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 3, 2008
                                        (Date)

                                        PINETREE RESOURCE PARTNERSHIP

                                        By: /s/  Larry Goldberg
                                            --------------------
                                        Name:  Larry Goldberg
                                        Title: Authorized Signing Officer


                                        PINETREE CAPITAL LTD.

                                        By: /s/  Larry Goldberg
                                            -------------------
                                        Name:  Larry Goldberg
                                        Title: Executive Vice President and
                                               Chief Financial Officer



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                Page 7 of 8 pages